EXHIBIT 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September
	2003	2004	2005	2006	2007	30, 2008
	(Dollars in thousands, except ratios)

Earnings before income taxes	$22,364	$24,980	$34,327	$35,486	$49,465	$35,619

Earnings from unconsolidated companies excluding equity in undistributed earnings of unconsolidated companies	7,080	8,165	9,752	10,700	11,807	9,082
Add back dividends received	—	—	—	—	—	—

Total earnings before income taxes	$29,444	$33,125	$44,079	$46,186	$61,272	$44,701

Fixed charges:

Interest	$22,610	$22,515	$31,640	$42,454	$50,232	$40,579
Amortization of finance costs	3,280	2,276	2,845	5,580	3,243	2,428
Interest on guaranteed indebtedness	—	—	—	—	—	—

Total interest	25,890	24,791	34,485	48,034	53,475	43,007

Interest factor of rent expense	455	572	637	692	1,422	2,342

Total fixed charges	26,345	25,363	35,122	48,726	54,897	45,349

Capitalized interest	1,795	1,708	448	1,735	5,619	5,610

Fixed charges (excluding capitalized interest)	$24,550	$23,655	$34,674	$46,991	$49,278	$39,739

Earnings before fixed charges (excluding capitalized interest) and income taxes	$53,994	$56,780	$78,753	$93,177	$110,550	$84,440

Ratio of earnings to fixed charges	2.0	2.2	2.2	1.9	2.0	1.9

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—	$—